Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

We have one class of shares, and each holder of our shares is entitled to one vote per share. As the Alibaba Partnership’s director nomination rights are categorized as a weighted voting rights structure (the “WVR structure”) under the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange, we are deemed as a company with a WVR structure. Shareholders and prospective investors should be aware of the potential risks of investing in a company with a WVR structure. Our American depositary shares, each representing eight of our shares, are listed on the New York Stock Exchange in the United States under the symbol BABA.

(incorporated in the Cayman Islands with limited liability)

(Stock Code: 9988)

RE-DESIGNATION OF DIRECTOR AND

APPOINTMENT OF COMPENSATION COMMITTEE MEMBER

Alibaba Group Holding Limited (the “Company”) announces that Mr. Kabir Misra (“Mr. Misra”) has been re-designated as an independent director to the Company’s board of directors (the “Board”), and appointed as a member of the Company’s compensation committee (“Compensation Committee”), effective February 22, 2023.

Mr. Misra was elected a director of the Company in September 2020 as the nominee of SoftBank Group Corp. (“SoftBank”).

On November 29, 2022, SoftBank notified the Company in writing that as of such date, SoftBank had reduced its beneficial ownership of the ordinary shares of the Company to below the 15% threshold required for SoftBank to nominate a director to the Board pursuant to the voting agreement dated September 18, 2014, as amended from time to time, as well as the Articles of Association of the Company.

On or around the same date, SoftBank has confirmed in writing to Mr. Misra and the Company that it no longer maintains a representation on the Board, and Mr. Misra also separately confirmed the termination of his status as nominee of SoftBank on the Board.

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In light of the changed circumstances as noted in the foregoing paragraphs, although Mr. Misra was first nominated by SoftBank and elected to the Board, on the recommendation of the Company’s Nominating and Corporate Governance Committee, the Board is satisfied that Mr. Misra complies with the factors for independence set out in Rule 3.13 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and considered, among others, the following factors:

a.	Mr. Misra does not take part in the day-to-day management of the Company and does not have any management functions in the Company except for attending and participating in meetings of the Board as well as providing his independent advice and views on the Company’s policies and strategies as and when requested, both at and in addition to the meetings of the Board, in his capacity as a director of the Company.

b.	Mr. Misra currently does not represent or specifically protect the interests of SoftBank and sits on the Board solely in his personal capacity.
Mr. Misra has confirmed that despite he was previously a SoftBank nominee on the Board, he did not take voting instructions from nor discuss the Company’s matters with SoftBank since he joined the Board in September 2020. The Board believes that Mr. Misra is able to exercise his professional judgment and draw upon his extensive knowledge and experience in information technology, investment, employee compensation and corporate governance matters for the benefit of the Company and its shareholders as a whole.

c.	Mr. Misra left his role as a managing partner at SoftBank Investment Advisors (which manages the SoftBank Vision Fund) and SoftBank Capital in September 2018. Following his departure from this role, Mr. Misra held an advisory role as well as the positions of a chief executive officer and director in a SoftBank subsidiary, the purposes of which were transitional and non-full-time in nature, and do not constitute material interests in any principal business activity of, or material business dealings with, SoftBank. The historical fees of such roles were immaterial and Mr. Misra is not financially dependent on SoftBank. These roles have all been terminated and have no bearing on Mr. Misra’s independence as an independent director of the Company. Save as disclosed above, currently, or within one year immediately prior to his date of appointment as an independent director of the Company, Mr. Misra does not have and has not had any other positions within SoftBank.

d.	Save for his position as a director of the Company since September 2020 and the positions discussed in the above paragraph, Mr. Misra has confirmed his independence to the Hong Kong Stock Exchange in respect of each of the factors set out in Rule 3.13 of the Listing Rules that the Hong Kong Stock Exchange takes into account in assessing the independence of a non-executive director.

The Board has also made an affirmative determination of independence in respect of Mr. Misra in accordance with applicable rules of the New York Stock Exchange.

On the basis of the above, the Board, on the recommendation of the Company’s Nominating and Corporate Governance Committee, considers that Mr. Misra is suitable to be re-designated as an independent director of the Company.

Following the re-designation, the Board currently consists of 10 directors, including six independent directors.

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Mr. Misra has also been appointed as a member of the Compensation Committee. Following the appointment, the Compensation Committee comprises Jerry Yang (chairman) , Albert Kong Ping Ng and Kabir Misra.

The Board would like to take this opportunity to extend its warm welcome to Mr. Misra in respect of his new position as an independent director and member of the Compensation Committee.

By order of the Board
Alibaba Group Holding Limited
Kevin Jinwei ZHANG
Secretary

Hong Kong, February 23, 2023

As at the date of this announcement, our board of directors comprised of Mr. Daniel Yong ZHANG as the chairman, Mr. Joseph C. TSAI, Mr. J. Michael EVANS and Ms. Maggie Wei WU as directors, and Mr. Jerry YANG, Ms. Wan Ling MARTELLO, Mr. Weijian SHAN, Ms. Irene Yun-Lien LEE, Mr. Albert Kong Ping NG and Mr. Kabir MISRA as independent directors.

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